AM 7-12-2005



SECURI[illegible] [illegible]SSION

ANN[illegible] [illegible]ORT



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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. Securities, Inc. DBA: Senate Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) — New York (State) — 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Netter — (845) 339-7310 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name – *if individual, state last, first, middle name*)

P.O. Box 505 (Address) — Kerhonkson (City) — New York (State) — 12446 (Zip Code)

PROCESSED
JUL 20 2005
THOMSON FINANCIAL



RECD S.E.C.
APR 27 2005

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard M. Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shareholder has $5,000 in customer account. This money remaining there in order to insure no bank fees.

Signature

Richard M. Netter

Title

Notary Public

DIANE G. HARDER
Notary Public, State of New York
Qualified in Ulster County
Commission Expires July 31, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 26, 2005

R. Securities, Inc.M.N.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2004 and the related statements of revenue, expenses, changes in retained earnings, changes in stockholders' equity, computation of net capital, and statement of cash flows for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. No material differences exist between the audited and non-audited computation of net capital. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2004 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements. I find that no material inadequacies exist.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2004 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

Net Capital Computation
R.M.N. Securities, Inc.
D/B/A Senate Securities
12/31/2004

1)	Ownership Equity		$ 149,941
2)	Total From Below		
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	6,553	
5)	Total Deductions		6,553
6)	Tentative Net Capital		$ 143,388

Senate Securities
253 Wall St.
Kingston, NY 12401

April 25,2005

The $ 5,000.00 listed on the Oath of Affirmation was a deposit made to the Business Checking account # 2007711101794 many years ago in order to avoid Bank service charges. The statement is now meaningless since RMN Securities is a corporation and the checking account is in the corporate (Firm) name located at 253 Wall Street, Kingston, NY 12401 Tax ID # 14-1711904. Attached is a statement of the present account which includes the $ 5,000.00

The statement will not appear on any further Oath of Affirmation



Richard M. Netter


WACHOVIA

Business Checking

ID# 14-1711904

01 2007711101794 751 140 33 41 190,112



RMN SECURITIES INC DBA
SENATE SECURITIES
PO BOX 3576
KINGSTON NY 12402

CB

Business Checking

12/01/2004 thru 12/31/2004

Account number: 2007711101794
Account owner(s): RMN SECURITIES INC DBA
SENATE SECURITIES

Taxpayer ID Number: 141711904

Account Summary

Opening balance 12/01	$39,300.78
Deposits and other credits	25,546.26 +
Checks	46,570.41 -
Closing balance 12/31	**$18,276.63**

Deposits and Other Credits

Date	*Amount*	*Description*
12/07	12,018.46	DEPOSIT ✓
12/13	5,447.90	DEPOSIT ✓
12/21	100.00	DEPOSIT ✓
12/21	4,986.83	DEPOSIT ✓
12/31	2,993.07	DEPOSIT ✓
Total	$25,546.26	

Checks

Number	*Amount*	*Date posted*	*Number*	*Amount*	*Date posted*	*Number*	*Amount*	*Date posted*
5214	15,000.00	12/31	5246	100.00	12/08	5259	39.84	12/23
5219*	1,802.35	12/24	5247	37.00	12/07	5261*	721.84	12/24
5225*	100.80	12/02	5248	36.50	12/07	5262	200.00	12/27
5234*	69.90	12/13	5250*	56.61	12/15	5263	74.00	12/22
5235	100.00	12/14	5251	200.00	12/14	5264	338.56	12/27
5236	1,775.00	12/03	5252	1,802.35	12/24	5265	108.25	12/29
5239*	1,000.00	12/02	5253	782.50	12/13	5266	50.00	12/23
5240	641.84	12/03	5254	100.00	12/14	5270*	50.00	12/31
5241	1,000.00	12/24	5255	6,635.31	12/14	5271	46.50	12/31
5243*	10,000.00	12/31	5256	100.00	12/16	Total	$46,570.41	
5244	925.00	12/09	5257	200.00	12/21			
5245	476.26	12/08	5258	2,000.00	12/21			

** Indicates a break in check number sequence*